UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-173746

DELTA TUCKER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

(See Table of Additional Registrants)

1700 Old Meadow Road, McLean, Virginia 22102

(571) 722-0210

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10.375% Senior Notes due 2017

Guarantees of 10.375% Senior Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, the obligation of Delta Tucker Holdings, Inc. (the “Company”) to file periodic reports thereunder was automatically suspended on January 1, 2012 when the Senior Notes (as defined below) that it had registered pursuant to the Registration Statement on Form S-4 (File No. 333-173746), which was declared effective on June 21, 2011, were held by fewer than 300 persons. Notwithstanding this automatic suspension, the Company, as parent guarantor, has continued to file periodic reports under the Exchange Act as a “voluntary filer” pursuant to contractual reporting obligations under the Senior Notes Indenture (as defined below) and the Second Lien Notes Indenture (as defined below).

On June 15, 2016, DynCorp International Inc. (“DynCorp”), a wholly owned subsidiary of the Company, exchanged $415.7 million principal amount of the 10.375% Senior Notes due 2017 (the “Senior Notes”) for $45.0 million cash and $370.6 million aggregate principal amount of newly issued 11.875% Senior Secured Second Lien Notes due 2020 (the “Second Lien Notes”). On April 24, 2017, DynCorp redeemed all of the Senior Notes then outstanding under the indenture, dated as of July 7, 2010, as supplemented by the Supplemental Indenture No. 1, dated as of August 17, 2012, and the Supplemental Indenture No. 2, dated as of May 23, 2016, by and among DynCorp, the Company and the other guarantors named therein, as guarantors, and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as trustee (as supplemented, the “Senior Notes Indenture”). As of April 24, 2017 and the date hereof, there are no holders of the Senior Notes.

On August 16, 2019, DynCorp satisfied and discharged the indenture, dated as of June 15, 2016, as supplemented by the Supplemental Indenture No. 1, dated as of August 26, 2016 (as supplemented, the “Second Lien Notes Indenture”), governing the Second Lien Notes, by and among DynCorp, the Company and the other guarantors named therein, as guarantors, and Wilmington Trust, National Association, as trustee and collateral agent. All outstanding Second Lien Notes were redeemed on August 23, 2019. As of August 23, 2019 and the date hereof, there are no holders of the Second Lien Notes.

The Company is filing this Form 15 to provide notice to the U.S. Securities and Exchange Commission (the “Commission”) that its Senior Notes and Second Lien Notes are no longer outstanding and that the Company has ceased voluntarily filing reports with the Commission.

TABLE OF ADDITIONAL REGISTRANTS

Exact name of additional registrant as specified in its charter	Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices
DYNCORP INTERNATIONAL INC.	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

CASALS & ASSOCIATES INC.	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

DIV CAPITAL CORPORATION	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

DTS AVIATION SERVICES LLC	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

DYN MARINE SERVICES OF VIRGINIA LLC	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

DYNCORP AEROSPACE OPERATIONS LLC	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

DYNCORP INTERNATIONAL LLC	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

DYNCORP INTERNATIONAL SERVICES LLC	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

PHOENIX CONSULTING GROUP, LLC	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

SERVICES INTERNATIONAL LLC	1700 OLD MEADOW ROAD
MCLEAN VA 22102
817-224-1835

WORLDWIDE MANAGEMENT AND CONSULTING	1700 OLD MEADOW ROAD
SERVICES LLC (F/K/A WORLDWIDE	MCLEAN VA 22102
HUMANITARIAN SERVICES LLC)	817-224-1835

WORLDWIDE RECRUITING AND STAFFING	1700 OLD MEADOW ROAD
SERVICES LLC	MCLEAN VA 22102
817-224-1835

Pursuant to the requirements of the Securities Exchange Act of 1934, Delta Tucker Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DELTA TUCKER HOLDINGS, INC.

Date: October 1, 2019	By:	/s/ William T. Kansky
Name: William T. Kansky
Title: Senior Vice President and Chief Financial Officer

DYNCORP INTERNATIONAL INC.

Date: October 1, 2019	By:	/s/ William T. Kansky
Name: William T. Kansky
Title: Senior Vice President and Chief Financial Officer

CASALS & ASSOCIATES INC.

Date: October 1, 2019	By:	/s/ William T. Kansky
Name: William T. Kansky
Title: Vice President, Chief Financial Officer and Treasurer

DIV CAPITAL CORPORATION
DTS AVIATION SERVICES LLC
DYN MARINE SERVICES OF VIRGINIA LLC
DYNCORP AEROSPACE OPERATIONS LLC
DYNCORP INTERNATIONAL LLC
DYNCORP INTERNATIONAL SERVICES LLC
PHOENIX CONSULTING GROUP, LLC
SERVICES INTERNATIONAL LLC
WORLDWIDE MANAGEMENT AND CONSULTING
SERVICES LLC (F/K/A WORLDWIDE
HUMANITARIAN SERVICES LLC)
WORLDWIDE RECRUITING AND STAFFING
SERVICES LLC

Date: October 1, 2019	By:	/s/ William T. Kansky
Name: William T. Kansky
Title: Senior Vice President and Chief Financial Officer